March 23, 2009
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	H. Roger Schwall Assistant Director Division of Corporation Finance

Re:	American Oil & Gas, Inc. Amendment No. 1 to Registration Statement on Form S-3 File No. 333-155810
Dear Mr. Schwall:
     American Oil & Gas, Inc. (the “Company”) is submitting this letter in response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 16, 2008 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3 (the “Initial Registration Statement”). The Company has filed with the Commission an Amendment No. 1 to the Initial Registration Statement (the “Registration Statement”).
     Below are the Company’s responses to the comments contained in the Comment Letter. For the convenience of the Staff, we have repeated the Staff’s comments before the responses.
General
1. We await your prompt reply to the comments relating to a pending request for confidential treatment that we previously conveyed to counsel in a number of telephone conversations. We will not be in a position to consider a request for accelerated effectiveness of the Form S-3 until all open issues, including the request for confidential treatment, have been resolved.
Response to Comment 1:
     The Company’s counsel received a letter from the Staff dated March 13, 2009 regarding the Company’s Confidential Treatment Application (the “Application”) (dated August 28, 2008, as amended and supplemented by letters dated October 28, 2008, and December 24, 2008, file

Securities and Exchange Commission
March 23, 2009

No. 001-31900, CF No. 22582) and was granted confidential treatment of the Application by the Staff.
2. We note that your earnings from continuing operation have not been sufficient to cover your fixed charges. Please confirm to us in writing that, to the extent you issue debt securities, you will include risk factor disclosure in your prospectus supplement indicating that you cannot cover your current fixed charges and would be unable to cover the fixed charges associated therewith.
Response to Comment 2:
     The Company acknowledges the above comment. To the extent the Company issues debt securities, the Company confirms that it will include risk factor disclosure in the Company’s prospectus supplement indicating that the Company cannot cover its current fixed charges and would be unable to cover the fixed charges associated therewith.
3. Please indicate which individual is signing in the capacity of Principal Accounting Officer, as required by Form S-3.
Response to Comment 3:
     Joseph B. Feiten, the Company’s Chief Financial Officer, shall sign in the capacity of Principal Accounting Officer. The signature page to the Registration Statement has been revised to reflect the above comment.
     If you have any questions regarding this information, please do not hesitate to contact the undersigned or Jon S. Ploetz at the law firm of Patton Boggs LLP at (303) 894-6111.

Very truly yours,

/s/ Andrew P Calerich
Andrew P Calerich, President

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